Exhibit 99.3
Appraisal of
Twin Lake Towers Apartments
200 W. 60th Street
Westmont, Illinois
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

June 9, 2011
Mr. Trent Johnson
Vice President
AP XII Associates GP, LLC
4582 S. Ulster St., Suite 1100
Denver, CO 80237
Re:	Twin Lake Towers Apartments 200 W. 60th Street Westmont, Illinois
Dear Mr. Johnson:
In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of May 31, 2011 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal is April 21, 2010 and its results were communicated in a Self-Contained Appraisal Report dated May 19, 2010 (the “Prior Report”). The Prior Report was previously updated on December 20, 2010, the results of which were communicated in a Restricted Use Appraisal Report dated January 3, 2011 (the “Prior Update”).
This appraisal report addresses changes that have occurred subsequent to the dates the Prior Report and Prior Update were prepared. The scope of this update appraisal assignment included the collection, confirmation and analyses of market and property specific data relevant to the appraisal of the Property. The appraisal process included a reexamination of the Property’s operating history and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value.
The Property and its environs were last inspected by the appraiser in conjunction with the preparation of the Prior Report and Prior Update. The Property was not re-inspected for purposes of this assignment and unless otherwise reported herein, it is specifically assumed that the physical condition of the Property and neighborhood conditions and composition have not changed materially since last inspected and are similar to that reported in the Prior Report.
The Income Capitalization and Sales Comparison Approaches were employed in the valuation of the Property. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal and valuation process. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Prior Report.
The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

Mr. Trent Johnson	June 9, 2011
AP XII Associates GP, LLC	Page 2
Report and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
The results of the current appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report and Prior Update. This letter is not intended to be utilized separate and apart from the Prior Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
Situated as noted above, the Property consists of a 17.13-acre site improved with a 399-unit mid-rise apartment complex. The Property was developed in 1970, extensively renovated within the past couple of years and contains 345,000 square feet of rentable area. Additional site improvements and amenities include a freestanding management/leasing office/clubhouse building, asphalt paved driveways and surface parking areas, concrete walkways, fitness center, business center, outdoor swimming pool, barbecue area, laundry facilities, and mature landscaping. The complex, locally known as the Twin Lakes Towers Apartments, is classified as a Class B apartment community by local market standards. The Property is currently 97.5% occupied, has a stabilized operating history and according to discussions with property management remains in average physical condition in comparison to substitute properties of similar age and characteristics.
Based on the analysis of data considered, together with the attached Certification and Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of the Twin Lake Towers Apartments, as of May 31, 2011, is:
FORTY-FIVE MILLION SIX HUNDRED THOUSAND DOLLARS
($45,600,000)
It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.
Sincerely,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate

ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.

2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

4.	Responsible ownership and competent property management are assumed.

5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.

7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.

8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.

9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.

10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.
COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)
13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.

15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.

17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.
SPECIAL CONDITION
The purpose of this assignment is to estimate the market value of the fee simple interest of the Twin Lake Towers Apartments (the “Property”) as of May 31, 2011 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was April 21, 2010 and its results were communicated in a Self-Contained Appraisal Report dated May 19, 2010 (the “Prior Report”). The Prior Report was previously updated on December 20, 2010, the results of which were communicated in a Restricted Use Appraisal Report dated January 3, 2011 (the “Prior Update”). This Restricted Use Appraisal Report provides an abbreviated level of detail and is intended to update the Prior Report and Prior Update and be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared.
EXTRAORDINARY ASSUMPTION
As agreed upon in advance with the client, a physical inspection of the Property and its environs was not conducted in conjunction with this update appraisal assignment. The Property and its environs were last inspected by the appraiser on December 20, 2010 in conjunction with the Prior Update of the Property. Unless otherwise reported herein, it is assumed for purposes of this report that the Property is in a similar state of repair and condition and neighborhood conditions and composition are consistent with observations noted at the time the Property and its environs were last inspected by the appraiser and reported in the Prior Report and Prior Update.
COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER
We, Steven J. Goldberg, MAI, and Robert T. Don, certify that to the best of our knowledge and belief:
•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

•	We have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•	We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	Our compensation for completing this assignment was not contingent upon the development or reporting predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

•	No one other than the undersigned provided significant professional assistance to the persons signing this report.

•	I, Steven J. Goldberg, MAI, have completed the requirements of the continuing education program of the Appraisal Institute

•	As of the date of this report, Robert T. Don has completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.

•	We have extensive experience in the appraisal of similar types of property.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.

•	Steven J. Goldberg, MAI, CCIM has been issued a Temporary Practice License by the State of Illinois to appraise the subject property (Permit #572.003049).

•	Robert T. Don has been issued a temporary appraiser practice permit by the State of Illinois to conduct an appraisal of the subject property (Permit #572.003176).
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate
COGENT Realty Advisors, LLC

ADDENDA
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 1

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	Twin Lake Towers Apartments

Address:	200 W. 60th Street Westmont, Illinois

Location:	The Property is located along the south side of W. 59th street and north side of W. 60th Street, bounded by S. Adams and Williams Streets, approximately 3.8 miles west of I-294 (Tri-State Tollway), in the Village of Westmont, Illinois. The subject neighborhood is a stabilized suburban area located approximately 22 miles west of downtown Chicago, Illinois. Neighborhood conditions and composition are assumed to be similar to those reported in the Prior Report and Prior Update.

Tax Identification Number:	09-16-400-003 (Downers Grove Township Assessor)

Description:	Land: The subject site consists of a single tax parcel that, according to public records, contains a total land area of 17.13 acres, or 746,183 square feet. The land area is generally rectangular in shape and consists of level topography.

Improvements: A 399-unit garden apartment complex completed in 1970 and substantially renovated within the past couple of years. The improvements consist of 3 residential buildings, a freestanding management office/clubhouse building, outdoor swimming pool, and asphalt-paved surface drives and parking areas. The property is operating at stabilized occupancy and when last inspected by the appraiser at the time the Prior Update was prepared, was observed to be in average to good condition. The current physical condition of the Property is assumed to be similar to that reported in the Prior Report.

As noted in the Prior Report dated May 19, 2010, approximately $18,900,000 in capital repairs was expended between 2007 and 2009 to improve and redevelop the property. The capital repairs consisted of improvements to building exteriors, apartment interiors and common areas, plus construction of a new recreational and leasing center facility. The redevelopment of the apartment interiors resulted in about 63% of the apartment unit interiors being completely re-furbished with 37% remaining in an un-renovated state.

Discussions with on-site site management indicate that they will soon begin interior refurbishment of the un-renovated units consisting of approximately 37% of the unit inventory (148 +/- units). Management reported that the units slated for interior refurbishment will be taken off line as existing leases expire and that the renovation of an individual unit will take approximately 15 days to complete. The renovation process for the entire 148
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 2

SUMMARY OF SALIENT FACTS AND CONCLUSIONS (Continued)

units is anticipated to be completed by July 2013. As no additional unit interior renovations have been completed over the intervening period subsequent to the date the Prior Update was prepared, the unit count for valuation purposes remains the same as presented in the Prior Report and Prior Update. As we have been instructed to appraise the “as is” value of the Property, no consideration has been given to any future effect the pending renovation of unit interiors will have on the Property.

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	May 31, 2011

Highest and Best Use:	Continued use of the existing improvements
VALUATION

	Current (5/31/11)	Prior Update (12/20/10)	Prior Report (4/21/10)
Income Capitalization	$45,600,000	$41,400,000	$36,000,000
Stabilized NOI	$2,850,201	$2,796,292	$2,608,054
Cap Rate	6.25%	6.75%	7.25%
Value per Unit	$114,286	$103,759	$86,717
Value per Sq Ft	$132.17	$120.28	$100.29

Sales Comparison	$41,900,000	$39,900,000	$33,900,000
Value per Unit	$105,000	$100,000	$85,000
Value per Sq Ft	$124.88	$115.73	$98.26

CONCLUDED VALUE	$45,600,000	$41,400,000	$36,000,000
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 3
APARTMENT MARKET OVERVIEW
INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were “Economic and Apartment Outlook — August 2010” and “Chicago Metro Area Apartment Market Research Update Report — Fourth Quarter 2010” prepared by Marcus the Marcus & Millichap and “PWC Real Estate Investor Survey First Quarter 2011” published by Price Waterhouse Coopers.
NATIONAL APARTMENT MARKET: Apartments staged a strong recovery in 2010 well ahead of expectations, despite modest job creation and stubbornly high unemployment. Net absorption surged, with occupied stock rising by nearly 200,000 units, double the number of apartments constructed and the highest level on record since 2000. Several factors contributed to high levels of absorption, including the release of pent-up renter demand as households de-bundled in the wake of the recession. In addition, apartments benefited from private-sector job growth in the critical 20- to 34-year-old cohort, expiration of the homebuyer tax credit, displaced foreclosed homeowners entering the renter pool, immigration and lower unit turnover. Renting also became a lifestyle and economic choice for many households as the effects of the housing collapse and recession persisted. Continued recovery in 2011 depends more heavily on improvements in the job market, which should gain momentum as the year progresses.
Most published reports indicate that fundamentals have bottomed in most markets and solid improvement is being seen in occupancies and demand. Published information from REIS indicates that as of the First Quarter 2011, national vacancies fell by 40 basis points, from 6.6 to 6.2 percent, as the sector posted positive net absorption of over 44,000 units. This is the largest increase in occupied stock in a first quarter period since 2000. United States apartment vacancy is anticipated to decrease to 5.8 percent by year-end 2011, matching the decline recorded in 2010. With vacancy in 2011 expected to align closely with pre-recession levels, owners will regain pricing power, particularly in tight core markets. At the national level, asking rents will rise 3.5 percent to $1,067 per month, while effective rates will increase 4.5 percent to $1,002 per month. Last year, asking and effective rents gained 1.5 percent and 2.3 percent, respectively.
Strong demand drivers and expectations for increased availability of debt this year, however, elevate the likelihood of a construction cycle ramping up in 2012. Apartment completions will total 53,000 units this year, 46 percent fewer than delivered in 2010. New supply will again fall critically short of demand, which is expected to reach 158,000 units.
The combination of available financing for apartment assets via Fannie Mae and Freddie Mac, an emerging interest in this sector by life insurance companies, and favorable long-term investor sentiment for well-located apartment assets is driving transaction velocity. Due to a high number of willing buyers and a shortage of quality assets, the apartment market is seeing fierce competition for quality assets. As a result, the average cap rate will decline in 2011 after slipping 20 basis points in 2010 to 7.2 percent, led by recompression of the most sought-after deals. Since peaking in 2009, cap rates for top-quality properties have fallen by as much as 100 basis points. Additional support for prices derives from historically light construction and emerging demographic shifts that favor rental housing. Economic growth and increases in apartment property values, particularly for high-quality assets, will relieve some pressure and lead to more sales and refinancing. Some level of distress at the local- and regional-bank level with high exposure to lower-quality assets and construction loans will persist into 2013.
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 4
APARTMENT MARKET OVERVIEW (Continued)
CHICAGO AREA APARTMENT MARKET: Lifted by the return of strong rental demand, the Chicago Metro Area apartment market noted positive rent growth and tighter overall market conditions in 2010 despite subpar job growth. Apartment demand was driven in part by a local for-sale residential market stuck in the throes of the recent economic downturn, which encouraged would be buyers to remain renters and shifted former homeowners back into the renter pool.
While a downturn in the local for-sale residential market came as no surprise, the sustained downward trend and overall depth of the downturn proved to be a concern among potential buyers. The local foreclosure rate of 2.1% was nearly double the national foreclosure rate of 1.3%, as approximately one of every 48 households in the Chicago Metro Area received a foreclosure notification in 2010. Additionally, year-over- year foreclosure notifications in the region were up nearly 25%.
Apartment demand intensified in 2010, lifting local apartment absorption to a fifteen-year high of 4,663 units, in contrast to 4,576 net move-outs in 2009. New apartment construction added 2,157 units to the local apartment inventory in 2010, up from 1,352 units delivered in the year prior. Several submarkets in and around the downtown Chicago area received the bulk of the year’s new deliveries. Multi-family construction permits were issued for 1,725 units during the year, up from 315 units permitted in the year prior.
Despite fierce competition from the area’s shadow rental market, the average apartment vacancy rate dropped to 5.9% in 2010, down from 6.7% recorded one year prior. The Chicago average apartment rental rate advanced 0.3% in 2010, compared to 2009 when average rental rates decreased by 2.0%.
Within the subject competitive market, the rent comparables report a slight gain in occupancy levels since the date the Prior Update was prepared, with average occupancy for the competitive set increasing from 94% as of December 2010 to 96% as of June 2011. During this same time frame, rental rates appear to have increased slightly.
CONCLUSION: Market conditions appear to have bottomed. Occupancy levels are on a moderate upward trend that has resulted in firming rent rates, primarily in the form of a partial abatement of concessions. As there is no material new construction in the Chicago suburban markets and employment growth is anticipated, occupancy and rent levels should continue to firm through 2011.
Investment sales activity is anticipated to accelerate into 2011. Investors have begun to accept that a wave of deeply discounted, distressed opportunities may never materialize. At the same time, financing constraints are easing, as the agencies and life insurance companies became more aggressive in their pursuit of high-quality deals. With a significant amount of capital previously earmarked for distressed deals now targeting stabilized assets, competition for deals has increased and cap rates are falling for higher-quality properties.
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 5
INCOME CAPITALIZATION APPROACH SUMMARY
INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.
DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:
(1)	Potential Gross Income that a competent owner could legally generate is calculated.

(2)	Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.

(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.

(4)	Overall Capitalization Rate is developed.

(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.
INCOME ANALYSIS: Review of the Property’s current rent roll indicates that asking rents have recently increased and are aligned with the high end of the range of rents charged by competitors in the area. Further review of the roll indicates that not all new leases are being signed at the newly established rent levels. The quoted rent structure has been modified according to rents illustrated by recently signed leases at the Property and review of rent levels charged by competitors in the area. The following chart illustrates the rents estimated for the Property. The estimated rents will be offset by a loss to lease allowance that is estimated from a review of rents commanded by actual leases in place in comparison to the quoted rents by floor plan. It is noted that the average rent produced below is approximately 13% below the actual average rent in place.
DERIVATION OF GROSS RENT POTENTIAL

Type	Plan	Mix	Size (SF)	Total Area	Average Rent	Per/SF	Annual Rent

1BR/1BA (Un-renovated)	1A10	95	800	76,000	$985	$1.231	$1,122,900
1BR/1BA (Renovated)	1A10	193	800	154,400	$1,060	$1.325	$2,454,960
2BR/1.5BA (Un-renovated)	2A15	53	1,025	54,325	$1,248	$1.218	$793,728
2BR/1.5BA (Renovated)	2A15	55	1,025	56,375	$1,370	$1.337	$904,200
3BR/2BA	3A20	2	1,250	2,500	$1,600	$1.280	$38,400
3BR/2BA	3B20	1	1,400	1,400	$1,700	$1.214	$20,400

Totals/Average		399	865	345,000	$1,114	$1.289	$5,334,588
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 6
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
The subject has been able to maintain its fair share of occupancy within the competitive market. Market fundamentals are improving and recovering from the weakness experienced during the recent recession. The subject is currently 98% occupied and 94% leased and has remained above 96% occupied on average over the past year. The property is competitive in the market and competes effectively with similar apartment product in the influencing area. Given the Property’s current and historical occupancy level, a combined vacancy and collection loss allowance of 4% is projected for the appraised fiscal year.
In addition to rental income and vacancy described above, allowances for loss to lease, model, employee and administrative units, other income receipts and utility reimbursement income have been projected for the Property. These income allowances and have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented on the following page outlines the Property’s income projections for the appraised fiscal year.
EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods of 2009 and 2010, the trailing 12-month period through April 2011 and the 2011 year-to-date operating history through April 2011. It is noted that the year-to-date 2011 operating information has been annualized for analytical purposes. In addition, we considered the Property’s 2011 operating budget and examined comparable expense data. The following table summarizes the Property’s historical operating statements that were made available for review.
RECONSTRUCTED OPERATING STATEMENTS

	Year End 2009		TTM (Thru 11-2010)		TTM (Thru 4-2011)		2011 YTD (Annualized)		2011 Budget
	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit
INCOME:
Gross Potential Rent	$5,078,358	$12,728	$4,736,800	$11,872	$4,852,347	$12,161	$5,041,227	$12,635	$4,643,816	$11,639
Loss to Lease	$0	$0	$(4,788)	$(12)	$(179,493)	$(450)	$(402,273)	$(1,008)	$0	$0
Vacancy/Collection Loss	$(405,055)	$(1,015)	$(190,629)	$(478)	$(143,716)	$(360)	$(113,391)	$(284)	$(216,305)	$(542)
Concessions	$(452,242)	$(1,133)	$(175,380)	$(440)	$(118,000)	$(296)	$(73,434)	$(184)	$0	$0
Administrative Units	$0	$0	$0	$0	$(11,458)	$(29)	$(11,928)	$(30)	$0	$0
Utility Recovery	$312,570	$783	$340,496	$853	$327,626	$821	$484,242	$1,214	$324,170	$812
Other Income	$243,067	$609	$268,654	$673	$274,035	$687	$239,388	$600	$338,127	$847

Effective Gross Income	$4,776,698	$11,972	$4,975,153	$12,469	$5,001,341	$12,535	$5,163,831	$12,942	$5,089,808	$12,756

EXPENSES:
Payroll and Benefits	$477,023	$1,196	$470,322	$1,179	$453,871	$1,138	$441,471	$1,106	$480,046	$1,203
Repairs & Maintenance	$229,200	$574	$261,446	$655	$263,458	$660	$260,073	$652	$252,713	$633
Administration	$128,724	$323	$130,996	$328	$140,296	$352	$114,594	$287	$174,745	$438
Mangement Fees	$234,191	$587	$246,260	$617	$249,987	$627	$252,576	$633	$250,517	$628
Utilities	$447,529	$1,122	$417,472	$1,046	$401,389	$1,006	$516,669	$1,295	$381,084	$955
Turnover Expenses	$74,978	$188	$72,364	$181	$69,752	$175	$48,021	$120	$77,279	$194
Insurance	$100,266	$251	$108,102	$271	$109,888	$275	$107,802	$270	$108,322	$271
Real Estate Taxes	$407,391	$1,021	$386,741	$969	$410,620	$1,029	$399,636	$1,002	$399,870	$1,002
Marketing/Leasing	$156,260	$392	$80,464	$202	$65,794	$165	$54,786	$137	$71,291	$179
Reserves	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Total Expenses	$2,255,562	$5,653	$2,174,167	$5,449	$2,165,055	$5,426	$2,195,628	$5,503	$2,195,867	$5,503

NET OPERATING INCOME	$2,521,136	$6,319	$2,800,986	$7,020	$2,836,286	$7,108	$2,968,203	$7,439	$2,893,941	$7,253
VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 7
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION PRO FORMA

	Pro Forma	Per Unit	Percent GPR
Gross Potential Rent	$5,334,588	$13,370	100.0%
Loss to Lease	$(533,459)	$(1,337)	-10.0%
Vacancy/Collection Loss	$(213,384)	$(535)	-4.0%
Concessions	$(106,692)	$(267)	-2.0%
Administrative Units	$(11,970)	$(30)	-0.2%
Utility Recovery	$329,175	$825	6.2%
Other Income	$269,325	$675	5.0%

Effective Gross Income	$5,067,584	$12,701	95.0%

			% of EGI

Payroll and Benefits	$458,850	$1,150	9.1%
Repairs & Maintenance	$261,345	$655	5.2%
Administration	$129,675	$325	2.6%
Management Fees	$152,028	$381	3.0%
Utilities	$418,950	$1,050	8.3%
Turnover Expenses	$71,820	$180	1.4%
Insurance	$112,200	$275	2.2%
Real Estate Taxes	$419,000	$1,050	8.3%
Marketing/Leasing	$73,815	$185	1.5%
Reserves	$119,700	$300	2.4%

TOTAL EXPENSES	$2,217,383	$5,551	43.8%

NET OPERATING INCOME	$2,850,201	$7,143	56.2%
CAPITALIZATION RATE ANALYSIS: This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.
Derivation from Sales: The comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 5.8% to 6.3%. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

	Prentiss	Lakeview	Lakes of	McDowell	Lincoln at
Property Name	Creek	Townhomes	Schaumburg	Place	Seven Bridges
Date of Sale	4/12/2011	10/18/2010	8/20/2010	7/13/2010	7/7/2010
Year Built	1972	1996	1987	1988	1996
Cap Rate	6.5%	6.0%	6.1%	6.0%	5.8%
Each of the sale properties are considered generally similar to the Property in terms of location and physical characteristics. Of the properties illustrated above, Prentiss Creek is most similar in age, location and average unit size. It is also is one of the more recent transactions in the local market. Lakeview Townhomes and Lincoln at Seven Bridges are the most similar to the subject property respect to net operating income performance; however, these comparables are superior in age and condition. Review of recent sales data indicates that there has been a slight downward trend in capitalization rates over the intervening time period between the date the Prior Update was prepared and the present. Based on recent sales data, a market-derived capitalization rate in the range of approximately 6.0% to 6.5% is considered reasonable for the Property.
Investor Surveys: According to the PricewaterhouseCoopers Real Estate Investor Survey, 1st Quarter 2011 rates for apartments reported by survey participants active in the market presently range as shown.
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 8
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	5.25% - 14.00%	Range
	8.78%	Average
Overall Capitalization Rate	4.00% - 10.00%	Range
	6.29%	Average
Terminal Capitalization Rate	4.75% -9.75%	Range
	6.76%	Average

Source: PCW Real Estate Investor Survey, 1st Quarter 2011
As indicated below, overall rates began increasing in the Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. As the effects of the economic recession began to moderate at the beginning of 2010, rates began to fall. As market conditions continued to improve throughout 2010, capitalization rates continued to contract. Beginning in approximately the 4th quarter 2010, the decline in capitalization rates began to moderate. As indicated below, the most recent survey data available indicates that there has only been a 22 basis point decline in average capitalization rates between the time the Prior Report was prepared and the present. The 1st quarter 2011 average capitalization rate is approaching the lows realized prior to the economic recession.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4

Source: PCW Real Estate Investor Survey
Conclusion of OAR: An OAR in the range of approximately 6.0% to 6.5% was suggested from a review of actual sales data. Investor surveys indicate that capitalization rates in the National Apartment Market are beginning to stabilize after retreating back down from the highs realized during the economic recession and currently average approximately 6.29%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate in the range of approximately 6.25% is concluded for the subject property.
VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 6.50%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value
$2,850,201	÷	6.25%	=	$45,603,216
CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of May 31, 2011, by application of the Income Capitalization Approach, is rounded to:
FORTY-FIVE MILLION SIX HUNDRED THOUSAND DOLLARS
($45,600,000)
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 9
SALES COMPARISON APPROACH SUMMARY
INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.
PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity is increasing and there is adequate investor interest in good quality, well located assets that are being marketed for sale. Numerous sales of apartments in the Chicago, Illinois region have occurred subsequent to the date the Prior Update was prepared. It is noted however that few sales of truly comparable properties have occurred during this time frame. Many of the noted sales transacting subsequent to the date of the Prior Reports consist of much newer and superior Class A product or inferior properties that were distressed in some way and purchased for their value add potential.
The sales outlined in the Prior Update are still considered the best available data to formulate a defensible value for the Property via comparative analysis. We have however identified a recent comparable transaction, Prentiss Creek apartments, which is added to the data set and utilized in the analysis. The data summarized in the table below is utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.
SUMMARY OF APARTMENT SALES

Sale No.	1	2	3	4	5
Project Name	Prentiss Creek	Lakeview Townhomes	Lakes of Schaumburg	McDowell Place	Lincoln at Seven Bridges
Address	2110 Prentiss	168 Gregory St.	801 Belinder Ln.	1647 Westminster	6690 Double Eagle
Location	Downers Grove, IL	Aurora, IL	Schaumburg, IL	Naperville, IL	Woodridge, IL
Type	Garden	Townhomes	Garden	Garden	Garden
Sale Price	$50,000,000	$14,500,000	$47,250,000	$37,380,000	$30,800,000
Date of Sale	04/12/11	10/18/10	08/20/10	07/13/10	07/07/10
Year Built	1974/2011	1996	1987	1988	1996
No. of Units	700	120	428	400	252
No. of Stories	3.0	2.0	2.0	2.0	3.0
Net Rentable Area (NRA)	597,500	157,990	324,600	406,400	315,000
Occupancy	94%	96%	95%	96%	96%
Average Unit Size (SF)	854	1,317	758	1,016	1,250
Effective Gross Income	$6,527,640	$1,540,715	$5,278,194	$4,456,110	$3,139,360
Operating Expenses	$(3,263,820)	$(672,000)	$(2,395,944)	$(2,232,000)	$(1,368,360)
Net Operating Income	$3,263,820	$868,715	$2,882,250	$2,224,110	$1,771,000
NOI Per Unit	$4,663	$7,239	$6,734	$5,560	$7,028
EGIM	7.7	9.4	9.0	8.4	9.8
OER	50%	44%	45%	50%	44%
Overall Cap. Rate (OAR)	6.5%	6.0%	6.1%	6.0%	5.8%
Price Per Unit	$71,429	$120,833	$110,397	$93,450	$122,222
Price Per SF	$83.68	$91.78	$145.56	$91.98	$97.78
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 10
SALES COMPARISON APPROACH SUMMARY (Continued)
ANALYSIS OF SALES: We have researched and analyzed a number of suburban apartment transactions which have been selected as being comparable to the subject. The transactions summarized above were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	2	3	4
Name	Prentiss Creek	Lakeview Townhomes	Lakes of Schaumburg	McDowell Place	Lincoln at Seven Bridges
Address	2110 Prentiss Drive	168 Gregory St.	801 Belinder Ln.	1647 Westminster	6690 Double Eagle
	Downers Grove, IL	Auora, IL	Schaumburg, IL	Naperville, IL	Woodridge, IL
Sale Date	4/12/2011	10/18/2010	8/20/2010	7/13/2010	7/7/2010

Price per Unit	$71,429	$120,833	$110,397	$93,450	$122,222

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$71,429	$120,833	$110,397	$93,450	$122,222
Conditions of Sale Adjustment	$15,000	$0	$0	$0	$0

Adjusted for Special Conditions	$86,429	$120,833	$110,397	$93,450	$122,222
Time	0.00%	0.00%	0.00%	0.00%	0.00%

Time Adjusted Price per Unit	$86,429	$120,833	$110,397	$93,450	$122,222

Location	0%	10%	0%	-5%	0%
Physical Characteristics	10%	-5%	-5%	10%	-10%
Average Unit Size	0%	-5%	5%	-5%	-10%
Amenities	10%	-5%	0%	0%	0%
Economics	0%	0%	0%	5%	0%

Total Adjustments (%)	20%	-5%	0%	5%	-20%

Adjusted Price per Unit	$103,714	$114,792	$110,397	$98,123	$97,778
Prior to adjustments, the comparable sales range in price from approximately $71,429 to $122,222 per unit. After considering applicable adjustments, the sales prices fall within a narrower range of $97,778 to $114,792 per unit. The mean and median adjusted sales price equates to $104,961 and $103,714 per unit.
Based on the data considered and implementation of applicable adjustments, a value in the range of approximately $100,000 to $110,000 per unit is deemed reasonable. A value of $105,000 per unit is concluded. The resulting overall property value indication is $41,900,000 (rounded), calculated as follows:

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value

399	x	$105,000	=	$41,895,000
CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of May 31, 2011, by application of the Sales Comparison Approach, is:
FORTY-ONE MILLION NINE HUNDRED THOUSAND DOLLARS
($41,900,000)
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 11
RECONCILIATION AND FINAL VALUE CONCLUSION
REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the Twin Lake Towers Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$45,600,000
The Sales Comparison Approach	$41,900,000
The Cost Approach	Not Applicable
INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.
SALES COMPARISON APPROACH: In the Sales Comparison Approach, sales of similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. The Sales Comparison Approach is utilized as a means of support to the value conclusion rendered for the Property via the Income Capitalization Approach.
COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.
MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of the Twin Lake Towers Apartments, free and clear of financing, as of May 31, 2011 is:
FORTY-FIVE MILLION SIX HUNDRED THOUSAND DOLLARS
($45,600,000)
The value estimate rendered assumes that an exposure and marketing period of up to 6 to 9 months has occurred.
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 12
QUALIFICATIONS OF THE APPRAISER
STEVEN J. GOLDBERG, MAI, CCIM
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia, Florida, Colorado and Minnesota. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

Twin Lake Towers Apartments	June 9, 2011
Westmont, Illinois	Addenda Page 13
ROBERT T. DON
SENIOR APPRAISER
ROBERT T. DON, Senior Appraiser with Cogent Realty Advisors, LLC, has a strong background in real estate valuation, management, marketing, and consulting. He has 15 years of national experience within the real estate industry. As a real estate appraiser, Mr. Don has been engaged to perform valuation studies on a variety of complex commercial properties including mixed use developments, regional malls, marinas, and other special use properties. He has significant valuation experience in most national markets.
Mr. Don has worked as an urban planning consultant and asset and marketing manager since 1977. He was manager of land development projects for several large real estate investment companies in Dallas, Texas. In this capacity, Mr. Don was responsible for the marketing and sale of large planned developments and the management of a diverse real estate portfolio. From 1978 to 1983, Mr. Don worked as a land use manager with the nation’s largest land owner, International Paper Company. In this capacity, he instituted a company-wide program for land use decisions, was a review appraiser, planner, and land manager of timberlands, plants, and facilities. In addition to these responsibilities, he became a specialist in timberland analysis and was the real estate manager for 1.2 million acres in the southeastern United States.
Between 1977 and 1978, Mr. Don worked as an urban planning consultant with Gruen Associates, Inc., a national architectural and engineering firm in New York City. During this time, he was consulting planner on diverse projects including expansion of the Metropolitan Museum of Modern Art; light rail transit planning for Buffalo, New York; HUD new town planning for Flower Mound, Texas; feasibility studies for the reuse of the former Penn Central Railroad properties; and community impacts of industrial facility and military base closing.
Mr. Don received his Bachelor Degree of Urban Planning and Design from the University of Cincinnati in 1997. Since then, he has completed graduate work at the Real Estate Institute of New York University and appraisal course work at the Appraisal Institute. He has lectured extensively at universities throughout the United States and has authored articles on land use planning and real estate subjects. Mr. Don is both a licensed real estate broker and State Certified general appraiser in the State of Texas. Mr. Don is a candidate for his MAI designation with the Appraisal Institute. In addition to extensive real estate course work, he has successfully completed certain requirements towards the MAI designation.
COGENT Realty Advisors, LLC